MANAGEMENT INFORMATION CIRCULAR

(As at May 4, 2011 (the “Record Date”) and in Canadian dollars, except where indicated)

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Management Information Circular (“Circular”) is provided in connection with the solicitation by management of Esperanza Resources Corp. (the “Corporation” or “Esperanza”) of proxies (“Proxies” and which term includes ‘VIFs’, as that term is defined below under ‘Advice to Beneficial Shareholders’, unless otherwise noted) from the holders of common shares without par value of the Corporation (“Common Shares”) in respect of the annual general meeting of shareholders (the “Meeting”) to be held at the time, location and place and for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”).

Although it is expected that the solicitation of Proxies will be primarily by mail, Proxies may also be solicited personally or by telephone, facsimile or other Proxy solicitation services. In accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to forward the Corporation’s Proxy solicitation materials to the beneficial owners of the Common Shares held of record by such parties. The Corporation may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of Proxies will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDERS

AND COMPLETION AND REVOCATION OF PROXIES

The persons named (the “Management Designees”) in the enclosed Proxy have been selected by the directors of the Corporation and have agreed to represent as ‘Proxyholder’ the shareholders appointing them.

A shareholder has the right to designate a person (whom need not be a shareholder) other than the Management Designees as their Proxyholder to represent them at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Proxy the name of the person to be designated and by deleting therefrom the names of the Management Designees, or by completing another proper form of Proxy and delivering the same to the transfer agent of the Corporation. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as Proxyholder and provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification with them to the Meeting.

To be valid, the Proxy must be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the Proxy). The Proxy must then be delivered to the Corporation’s transfer agent, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada, at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Proxies received after that time may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion, and the Chairman is under no obligation to accept or reject late Proxies.

A Proxy may be revoked by a shareholder personally attending the Meeting and voting their shares. A shareholder may also revoke their Proxy in respect of any matter upon which a vote has not already been cast pursuant to the authority conferred by the Proxy. A Proxy may also be revoked by depositing an instrument in writing executed by the shareholder or by their authorized attorney in writing, or, if the shareholder is a company, under its corporate seal by an officer or attorney thereof duly authorized, either at the office of the transfer agent at the foregoing address or the registered office of the Corporation at Northwest Law Group (attn: Michael F. Provenzano), Suite 950, 650 West Georgia Street, Box 11587, Vancouver, British Columbia V6B 4N8, Canada, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the Proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting, or any adjournment thereof.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance as many shareholders do not hold Common Shares in their own name.

Shareholders holding their Common Shares through their brokers, intermediaries, trustees or other parties, or otherwise not holding their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only Proxies deposited by shareholders appearing on the records maintained by the Corporation’s transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares, in all likelihood, will not be registered in the shareholder’s name. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory policies require brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form requesting such voting instructions (a “VIF”) supplied to the Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Proxy provided directly to the registered shareholders by the Corporation, however, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.

Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable VIF, mails the VIFs to Beneficial Shareholders with a request to return the VIFs to Broadridge (by way of mail, the Internet or telephone). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder cannot use a VIF to attend and vote Common Shares directly at the Meeting. A Beneficial Shareholder wishing to attend the Meeting and vote their Common Shares, must enter their own name in the blank space on the VIF and return it to Broadridge or other third party in accordance with the instructions on the VIF well in advance of the Meeting. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each registered shareholder and each Proxyholder (representing a registered or unregistered shareholder) having one vote, unless a poll is required (if the number of Common Shares represented by Proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each Common Share held or represented, respectively. Each Shareholder may instruct their Proxyholder how to vote their Common Shares by completing the blanks on the Proxy. All Common Shares represented at the Meeting by properly executed Proxies will be voted or withheld from voting when a poll is required or requested and, where a choice with respect to any matter to be acted upon has been specified in the form of Proxy, the Common Shares represented by the Proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the Proxy, the Management Designees, if named as Proxyholder, will vote in favour of the matters set out therein.

The enclosed Proxy confers discretionary authority upon the Management Designees, or other person named as Proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. If other matters come before the Meeting, then the Management Designees intend to vote in accordance with the recommendations of the Board of Directors of the Corporation.

In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66-2/3% of the votes cast will be required.

QUORUM

The Articles of the Corporation provide that quorum for the transaction of business at any meeting of shareholders shall be two shareholders present in person or represented by Proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares. As at the Record Date, the Corporation had 57,304,921 Common Shares issued and outstanding. There are no other shares issued or outstanding of any class. The Common Shares are the only shares entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

To the knowledge of the directors and Executive Officers (as hereinafter defined in “Statement of Executive Compensation”) of the Corporation, no person, firm or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation as at the Record Date except as indicated below:

Name	Number of Common Shares Owned or Controlled at the Record Date	Percent of Outstanding Common Shares
Silver Standard Resources Inc. (1)	6,459,600	11.27%
Sprott Inc. (2)	8,346,563	14.57%

(1)

Silver Standard Resources Inc. is a public company based in Vancouver, BC, the shares of which trade on the Toronto Stock Exchange and NASDAQ Stock Market.

(2)

Sprott Inc. is a public company based in Toronto, Ontario, the shares of which trade on the Toronto Stock Exchange.

The number and percentage of Common Shares and options and warrants to purchase Common Shares owned by, or under the control and direction of, the directors, officers, individual insiders (greater than 10% ownership of Common Shares) and their associates (partners, trusts or estates of which they have a substantial beneficial interest, companies in which they own more than 10% of the voting rights, spouses and relatives living in their home) and corporate insiders (companies and other entities with greater than 10% ownership of Common Shares) and their affiliates (companies and other entities controlling, under common control or which they control more than 50% of the voting rights) is set out in the following table.

Name	Relationship	Number Held (1)	Percentage of Outstanding (1)
Paul J. Bartos	Vice President & Chief Geologist	125,800 Common 275,000 Options 2,300 Warrants	0.23% 7.84% 0.03%
Brian E. Bayley	Director	325,000 Common 275,000 Options 0 Warrants	0.60% 7.84% -
William D. Bond	Vice-President Exploration	74,600 Common 300,000 Options 0 Warrants	0.14% 8.55% -
Kim C. Casswell	Secretary	9,600 Common 130,000 Options 0 Warrants	0.02% 3.71% -
Geoffrey Chater	Director	0 Common 100,000 Options 0 Warrants	- 2.85% -
George D. Elliott	Director	5,000 Common 165,000 Options 0 Warrants	0.01% 4.70% -
David L. Miles	CFO	0 Common 135,000 Options 0 Warrants	- 3.85% -
William J. Pincus	President, CEO & Director	1,186,568 Common 600,000 Options 0 Warrants	2.17% 17.10% -
Steven J. Ristorcelli	Director	81,000 Common 255,000 Options 0 Warrants	0.15% 7.27% -
Silver Standard Resources Inc. (2)	Insider	6,459,600 Common 0 Options 0 Warrants	11.8% - -
Sprott Inc. (3)	Insider	8,346,563 Common 0 Options 0 Warrants	15.3% - -
J Stevens Zuker	Senior Vice-President	153,000 Common 375,000 (Options 0 (Warrants	0.28% 10.69% -

(1)

Each Option and Warrant entitles the purchase of one Common Share. Percentages shown are the percentages the Common Shares, Options and Warrants held by each insider represent of the outstanding Common Shares, Options and Warrants, respectively.

(2)

Silver Standard is a public company based in Vancouver, BC, the shares of which trade on the Toronto Stock Exchange and NASDAQ Stock Market. Under the ‘minority approval’ requirements of MI 61-101, Silver Standard cannot vote these Common Shares at the Meeting.

(3)

Sprott Inc. is a public company based in Toronto, Ontario, the shares of which trade on the Toronto Stock Exchange.

TRADING IN THE COMMON SHARES

The Common Shares are listed for trading on the TSX Venture Exchange (“TSX-V”). During the portion of the current month to the date preceding the date of this Circular and preceding six month period, the volume and price range of the Common Shares was as set out in the following table.

Month	High	Low	Volume
2011	$	$
May 1 - 6	$1.67	$1.54	1,019,021
April	2.14	1.66	2,662,089
March	1.99	1.56	3,889,781
February	2.11	1.70	1,783,156
January	2.27	1.65	2,325,112
2010
December	2.46	2.00	3,690,363
November	2.48	2.00	2.424.772

PREVIOUS PURCHASES AND SALES

During the past 12 months the Corporation has not purchased any of its outstanding securities and has sold the following securities (excluding pursuant to the exercise of stock options, warrants and conversion rights):

Date	Number & Type	Price	Purpose
December 22, 2010	2,926,900 Units, each unit consisting of one Common Share and one warrant(1)	$2.05	Exploration and working capital.

(1)

Each warrant is exercisable to purchase one common share for $2.75 on or before December 22, 2012

DIVIDEND POLICY

The Corporation’s current policy is not to pay dividends on its Common Shares and it does not anticipate changing such policy in the foreseeable future. During the two years preceding the date of this Circular, the Corporation has not paid any dividends.

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation’s last completed financial year (which ended December 31, 2010) and, since the Corporation has subsidiaries, is prepared on a consolidated basis.

A.

Named Executive Officers

For the purposes of this Circular, a Named Executive Officer (“NEO”) of the Corporation means each of the following individuals:

(a)

a chief executive officer (“CEO”) of the Corporation during the most recently completed financial year;

(b)

a chief financial officer (“CFO”) of the Corporation during the most recently completed financial year; and

(c)

each of the Corporation’s three most highly compensated executive officers, or individuals acting in a similar capacity, other than the CEO and CFO, during the most recently completed financial year if their individual total compensation was more than $150,000 for that financial year.

B.

Compensation Discussion and Analysis

The Compensation Committee of the Corporation’s board of directors (the “Board”) is responsible for ensuring that the Corporation has appropriate procedures for executive compensation and making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. The Compensation Committee ensures that total compensation paid to all NEOs is fair and reasonable and is consistent with the Corporation’s compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors and granting stock options to the directors, officers and employees of, and consultants to, the Corporation pursuant to the Corporation’s Stock Option Plan.

The Compensation Committee is currently comprised of Steven Ristorcelli (Chairman), Geoffrey Chater, and Brian Bayley, each of whom is an independent director. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

Philosophy

The philosophy used by the Compensation Committee in determining compensation is that the compensation should (i) reflect the Corporation’s current state of development, (ii) reflect the Corporation’s performance, (iii) reflect individual performance, (iv) align the interests of executives with those of the shareholders, (v) assist the Corporation in retaining key individuals, and (vi) reflect the Corporation’s overall financial status.

Compensation Components

The compensation of the NEOs is comprised primarily of (i) base salary; (ii) annual bonus; and (iii) long-term incentive in the form of stock options granted in accordance with the Stock Option Plan.

In establishing levels of compensation and granting stock options, the executive’s performance, level of expertise, responsibilities, length of service to the Corporation and comparable levels of remuneration paid to executives of other companies of comparable size and development within the mining exploration and development industry are considered as well as taking into account the financial and other resources of the Corporation. Management of the Corporation conducted a survey of approximately 23 junior mining companies with market capitalizations ranging from $26 million to $488 million and took into consideration the levels of compensation paid to the Chief Executive Officer, President, Chief Financial Officer, Vice-President, Vice-President of Exploration and directors. Stock options already held by NEOs are considered in granting new options. The Corporation grants an incentive stock option to each of its directors and executive officers following the Corporation’s annual general meeting. Each director is generally granted an option to purchase 75,000 shares while the number of stock option grants to the officers varies according to the foregoing factors.

The Compensation Committee also relies on the experience of its members as officers and directors at other companies in similar lines of business as the Corporation in assessing compensation levels. These other companies are identified under the heading “Disclosure of Corporate Governance Practices – Directorships” of this Circular. The purpose of this process is to:

●

understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

●

identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

●

establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

To date, no specific formulas have been developed to assign a specific weighting to each of these components. Instead, the board considers the Corporation’s performance and assigns compensation based on this assessment and the recommendations of the Compensation Committee.

Base Salary

The Compensation Committee and the Board approve the salary ranges for the NEOs. The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The Compensation Committee, using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels.

Annual Incentive Bonuses

Awards under the annual incentive plan are made by way of cash bonuses which are based, in part, on the Corporation’s success in reaching it objectives and in part on individual performance. The Compensation Committee and the Board approve annual incentives.

The Board and the Compensation Committee review corporate performance factors and objectives during the year. In 2010, the principal objectives included:

●

expanding the mineralization identified in one or more of the Corporation’s properties in Mexico and Peru;

●

maintaining compliance with the regulatory and disclosure framework;

●

increasing investor interest in, and analyst coverage of, the Corporation;

●

increasing market capitalization and the Corporation’s working capital; and

●

maximizing shareholder value.

The success of the NEOs’ contributions to the Corporation reaching its overall goals is a factor in determining each NEO’s annual bonus. The Compensation Committee assesses each NEO’s performance on the basis of his or her respective contribution to the achievement of corporate goals as well as to needs of the Corporation that arise on a day to day basis. This assessment is used by the Compensation Committee in developing its recommendations to the Board with respect to the determination of annual bonuses for the NEOs.

Long Term Compensation

The Corporation has created a stock option plan (the “Option Plan”). The Option Plan is designed to encourage share ownership and entrepreneurship on the part of the senior management and employees. The Compensation Committee believes that the Option Plan aligns the interests of the NEOs’ with the interests of shareholders by linking a component of executive compensation to the longer term performance of the Corporation’s common shares.

Options are generally granted on an annual basis subject to the imposition of trading black-out periods, in which case options scheduled for grant will be granted subsequent to the end of the black-out period. All options granted to NEOs in 2009 were recommended by the Compensation Committee and approved by the Board. In monitoring stock option grants, the Compensation Committee takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Compensation Committee also makes the following determinations:

●

the exercise price for each option granted;

●

the date on which each option is granted;

●

the vesting terms, if any, for each stock option; and

●

the other materials terms and conditions of each stock option grant.

The Compensation Committee makes these determinations subject to, and in accordance with, the provision of the Option Plan.

C.

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the last  three financial years.

Name and principal position	Year Ended December 31	Salary ($)	Share-based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation		Pension value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual incentive plans ($)	Long term incentive plans ($)
William J. Pincus President & CEO	2010 2009 2008	153,722 171,352 159,975	Nil Nil Nil	199,656(2) 32,427(3) 69,600(4)	50,010(5) 52,470(6) 50,233(7)	Nil Nil Nil	Nl Nil Nil	Nil Nil Nil	403,388 256,249 279,808
David L. Miles CFO	2010 2009 2008	48,500(8) 49,600(8) 47,927	Nil Nil Nil	29,948(2) 14,008(3) 34,800(4)	0 0 4,000(7)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	29,948 14,008 86,727
J. Stevens Zuker Senior Vice-President	2010 2009 2008	112,729 125,658 117,315	Nil Nil Nil	99,828(2) 24,320(3) 52,200(4)	25,005(5) 26,235(6) 25,116(7)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	237,562 176,213 194,631
Paul J. Bartos VP & Chief Geologist	2010 2009 2008	112,729 125,658 117,315	Nil Nil Nil	133,104(2) 24,320(3) 52,200(4)	25,005(5) 26,235(6) 25,116(7)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	270,888 176,213 194,631
William D. Bond VP, Exploration	2010 2009 2008	112,729 125,658 117,315	Nil Nil Nil	99,828(2) 24,320(3) 52,200(4)	25,005(5) 26,235(6) 25,116(7)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	237,52 176,213 194,631

(1)

The “grant date fair value” has been determined by using the Black-Scholes model. See discussion below.

(2)

The stock option benefit is the grant date fair value using the following assumptions:  stock price - $1.43 exercise price - $1.43, an option life of 3 years, a risk-free interest rate of 1.44% and a volatility of 69.6%. Please see the table under “Incentive Plan Awards” for the ‘in-the-money’ value of these options on December 31, 2010.

(3)

The stock option benefit is the grant date fair value using the following assumptions:  stock price - $0.69, exercise price - $0.69, an option life of 3 years, a risk-free interest rate of 0.92% and a volatility of 71%. Please see the table under “Incentive Plan Awards” for the ‘in-the-money’ value of these options on December 31, 2009.

(4)

The stock option benefit is the grant date fair value using the following assumptions:  stock price - $1.40, exercise price - $1.40, an option life of 3 years, a risk-free interest rate of 3.11% and a volatility of 73%. Please see the table under “Incentive Plan Awards” for the ‘in-the-money’ value of these options on December 31, 2008.

(5)

These amounts represent discretionary cash bonuses related to 2010 which were not recognized, accrued or paid out until 2011.

(6)

These amounts represent discretionary cash bonuses related to 2009 which were not recognized, accrued or paid out until 2010.

(7)

These amounts represent discretionary cash bonuses related to 2007 which were not recognized, accrued or paid out until 2008.

(8)

Pursuant to a Management Services Agreement between the Corporation and Seabord Services Corp. (“Seabord”), Mr. Miles’s remuneration is paid by Seabord.  See “Management Contracts” for a description of the material terms of the Management Services Agreement.

The Corporation has calculated the “grant date fair value” amounts in the ‘Option-based Awards’ column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from simple “in-the-money” value calculation. Stock options that are well “out-of-the-money” can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each NEO reported in the other columns. The value of the in-the-money options currently held by each director (based on share price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the “Outstanding Share-Based and Option-based Awards” table below.

See “E. Employment Agreements” for a description of the material terms of the employment and consulting agreements with the NEOs.

D.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table sets out, for each NEO, the incentive stock options to purchase common shares of the Corporation (option-based awards) held as of December 31, 2010. The closing price of the Corporation’s shares on the TSX-V on December 31, 2010 was $2.29.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised ‘in-the-money’ options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
William J. Pincus CEO
	100,000	$1.56	5/18/2011	$73,000	Nil	Nil
	100,000	$1.40	2/8/2013	$89,000	Nil	Nil
	100,000	$0.69	5/22/2014	$160,000	Nil	Nil
	300,000	$1.43	6/8/2015	$258,000	Nil	Nil

David L Miles CFO	40,000	$1.56	5/18/2011	$29,200	Nil	Nil
	50,000	$1.40	2/8/2013	$44,500	Nil	Nil
	45,000	$1.43	6/8/2015	$38,700	Nil	Nil

J. Stevens Zuker Senior Vice-President	75,000	$1.56	5/18/2011	$54,750	Nil	Nil
	75,000	$1.40	2/8/2013	$66,750	Nil	Nil
	75,000	$0.69	5/22/2014	$120,000	Nil	Nil
	150,000	$1.43	6/8/2015	$129,000	Nil	Nil

Paul J. Bartos VP & Chief Geologist	25,000	$1.56	5/18/2011	$18,250	Nil	Nil
	75,000	$1.40	2/8/2013	$66,750	Nil	Nil
	200,000	$1.43	6/8/2015	$172,000	Nil	Nil

William D. Bond VP, Exploration	75,000	$1.56	5/18/2011	$54,750	Nil	Nil
	75,000	$1.40	2/8/2013	$66,750	Nil	Nil
	150,000	$1.43	6/8/2015	$129,000	Nil	Nil

Value of Share-Based and Option-Based Awards Vested or Earned During the Year

The following table sets forth, for each NEO, the values of all incentive plan awards which vested or were earned during the year ended December 31, 2010.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William J. Pincus CEO	199,656	Nil	Nil
David L. Miles CFO	29,948	Nil	Nil
J. Stevens Zuker Senior Vice-President	99,828	Nil	Nil
Paul J. Bartos VP & Chief Geologist	133,104	Nil	Nil
William D. Bond VP, Exploration	99,828	Nil	Nil

Option-based Awards Exercised During the Year

The following table sets forth the particulars of option-based awards exercised during the Corporation’s last completed financial year by the NEOs.

Name	Securities Acquired on Exercise (#)	Exercise Price ($)	Date of Exercise (m/d/y)	Aggregate Value Realized (1) ($)
William J. Pincus CEO	100,000	$0.40	04/12/2010	$124,000
David L. Miles CFO	15,000 15,000 13,200 10,000	$0.69 $0.69 $0.69 $0.69	2/25/2010 04/8/2010 09/2/2010 11/29/2010	$8,550 $13,500 $13,068 $16,400
J. Stevens Zuker Senior Vice-President	75,000	$0.65	09/22/2010	$99,000
Paul J. Bartos VP & Chief Geologist	40,000	$0.69	11/03/2011	$56,800
William D. Bond VP, Exploration	75,000	$0.69	11/01/2010	$110,250

(1)

Calculated using the closing market price of the Common Shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of shares acquired.

Option-based Awards Granted During the Year

The following table sets forth the particulars of option-based awards granted during the Corporation’s last completed financial year to the NEOs.

Name	Date of Grant (m/d/y)	Number of Option-Based Awards Granted (#)	Exercise Price ($)	Expiry Date (m/d/y)
William J. Pincus CEO	06/8/2010	300,000	$1.43	06/8/2015
David L. Miles CFO	06/8/2010	45,000	$1.43	06/8/2015
J. Stevens Zuker Senior Vice-President	06/8/2010	150,000	$1.43	06/8/2015
Paul J. Bartos VP & Chief Geologist	06/8/2010	200,000	$1.43	06/8/2015
William D. Bond VP, Exploration	06/8/2010	150,000	$1.43	06/8/2015

Option-based Awards Vested During the Year

There were no option-based awards that vested during the Corporation’s last completed financial year to the NEOs.

E.

Employment Agreements

Effective November 1, 2007, the Corporation, through its wholly-owned United States subsidiary, Esperanza Services, Inc., retained William J. Pincus to act as its President and Chief Executive Officer at the rate of US$150,000 per annum plus medical and dental benefits. The agreement may be terminated on reasonable notice by either party subject to Section G. “Termination and Change of Control Benefits” as described below.

Effective November 1, 2007, the Corporation retained, through Esperanza Services, Inc., J. Stevens Zuker to act as its Senior Vice-President, Paul J. Bartos to act as its Vice-President & Chief Geologist and William D. Bond to act as its Vice- President, Exploration at salaries of US$110,000 each plus medical and dental benefits. Each agreement can be terminated by reasonable notice from either party Section G. “Termination and Change of Control Benefits” as described below.

F.

Pension Plan Benefits

The Corporation does not have a pension plan or deferred compensation plan.

G.

Termination and Change of Control Benefits

The Corporation does not have written contracts with any employees of the Corporation (collectively, the “Covered Employees”) respecting the resignation, retirement or other termination of employment of any Covered Employee resulting from a Change of Control (as defined below) of the Corporation (“Termination of Employment”, as further defined below). To provide for the compensation of Covered Employees on Termination of Employment, the Corporation has implemented this Employment Termination Compensation Plan (the “Plan”).

In the event of a Change of Control of the Corporation which results, within the next six months, in a Termination of Employment of a Covered Employee, such Covered Employee shall be entitled to compensation, payable within five days of such Termination of Employment, as follows:

Covered Employee	Compensation
Chief Executive Officer	2 times Base Salary
Vice-President	1 times Base Salary
Any other Covered Employee	1/6 of Base Salary for each year of employment not to exceed 1 times base salary.

In this Plan, the following terms have the following meanings:

“Base Salary” means the annual salary of the Covered Employee (plus the amount paid in such year on behalf or in respect of the Covered Employee for health insurance) in effect immediately prior to the Change of Control or Termination of Employment, whichever is greater, but excluding any bonus or other payment in respect of merit of the Covered Employee’s job performance, any stock options, pension and other benefits, any of which are paid or became payable within such year.

“Change of control” means any change in the beneficial ownership of the voting shares of the Corporation as a result of which a person, a group of persons ‘acting jointly or in concert’ or persons ‘associated’ or ‘affiliated’ with any such person(s) or group(s), as such words and phrases are used in the Securities Act (British Columbia), are in a position to exercise effective control of the Corporation, and any such person(s) or group(s) directly or indirectly owning or controlling voting shares of the Corporation in excess of 30% of the votes attaching to all voting shares of the Corporation shall be deemed to be in a position to exercise effective control of the Corporation.

“Termination of Employment” means any involuntary or coerced resignation, or other termination of employment of any Covered Employee directly or indirectly resulting from a Change of Control and includes the occurrence of any of the following events after a Change of Control, if the Covered Employee does not consent thereto:

(a)

a material change in office held or employment;

(b)

a material change in the nature or scope of duties;

(c)

a requirement to change the place of employment by more than 100 miles;

(d)

a reduction in remuneration;

(e)

a withdrawal or substantial reduction of benefits or privileges of employment; or

(f)

exclusion from or substantial reduction of participation in any incentive compensation plans in which the Covered Employee was a participant.

This Plan is not in substitution for, or replacement of, any additional or other compensation to which a Covered Employee may be entitled under statute or common law and no legal rights of any Covered Employee are adversely affected by this Plan.

The following table sets out the payments to which each Covered Employee would be entitled if a Termination of Employment had occurred on December 31, 2010.

Covered Employee	Compensation
William J. Pincus CEO	$300,060
J. Stevens Zuker Senior Vice-President	$110,022
Paul J. Bartos Vice-President & Chief Geologist	$110,022
William D. Bond Vice-President, Exploration	$110,022
Non NEOs	$327,366

H.

Director Compensation

The following table describes director compensation for non-executive (independent) directors for the year ended December 31, 2010.

Name	Fees earned ($) (1)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)
Brian E. Bayley	25,000	Nil	49,914(2)	Nil	Nil	Nil	74,914
Michael H. Halvorson(4)	9,863	Nil	49,914(2)	Nil	Nil	Nil	59,777
Steven J. Ristorcelli	25,342	Nil	49,914(2)	Nil	Nil	Nil	75,256
George D. Elliott	25,500	Nil	49,914(2)	Nil	Nil	Nil	75,414
Geoffrey Chater(5)	13,795	Nil	72,014(3)	Nil	Nil	Nil	85,809

(1)

The compensation paid for board and committee retainer fees and meeting fees.

(2)

The stock option benefit is the grant date fair value using the Black-Scholes option pricing model using the following assumptions:  stock price - $1.43, exercise price - $1.43, an option life of 3 years, a risk-free interest rate of 1.44% and a volatility of 69.6%.

(3)

The stock option benefit is the grant date fair value using the Black-Scholes option pricing model using the following assumptions: stock price - $1.53, exercise price - $1.53, an option life of 3 years, a risk-free interest rate of 1.63% and a volatility of 70.3%.

(4)

Mr. Halvorson did not stand for re-election at the last annual general meeting of the Corporation and ceased to be a director on June 8, 2010.

(5)

Mr. Chater was appointed as a director of the Corporation at the last annual general meeting on June 8, 2010  and is not standing for re-election.

The Corporation has calculated the “grant date fair value” amounts in the ‘Option-based Awards’ column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from simple “in-the-money” value calculation. Stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each director reported in other columns. The value of the in-the-money options currently held by each director (based on share price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the “Outstanding Share-Based and Option-Based Awards” table below.

Share-based and Option-based Awards to Directors

The following table sets out for each independent director the incentive stock options (option-based awards) to purchase common shares of the Corporation held as of December 31, 2010. The closing price of the Corporation’s shares on the TSX-V on December 31, 2010 was $2.29.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Brian E. Bayley
	75,000	$1.56	5/18/2011	$54,750	Nil	Nil
	75,000	$1.40	2/8/2013	$66,750	Nil	Nil
	50,000	$0.69	5/22/2014	$80,000	Nil	Nil
	75,000	$1.43	6/8/2015	$64,500	Nil	Nil

Steven J. Ristorcelli	75,000	$1.56	5/18/2011	$54,750	Nil	Nil
	75,000	$1.40	2/8/2013	$66,750	Nil	Nil
	50,000	$0.69	5/22/2014	$80,000	Nil	Nil
	75,000	$1.43	6/8/2015	$64,500	Nil	Nil

George D. Elliott	100,000	$0.69	10/6/2013	$160,000	Nil	Nil
	50,000	$0.69	5/22/2014	$80,000	Nil	Nil
	75,000	$1.43	6/8/2015		Nil	Nil

Geoffrey Chater	100,000	$1.53	4/8/2015	$76,000	Nil	Nil

Schedule of Director Fees

The fees payable to the independent directors of the Corporation are for their services as directors and as members of committees of the Board as follows:

Board or Committee Name	Annual Retainer ($)	Meeting Stipend ($)	Per diem fees ($)
Board of Directors	15,000	500 per meeting	Nil
Audit Committee	5,000 (Chairman) 2,500 (Member)	Nil	Nil
Compensation Committee	2,000 (Chairman) 1,000 (Member)	Nil	Nil
Corporate Governance Committee	2,000 (Chairman) 1,000 (Member	Nil	Nil

Value of Share-Based and Option-Based Awards Vested or Earned During the Year

The following table sets forth, for each director, the values of all incentive plan awards which vested or were earned during the year ended December 31, 2010.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brian E. Bayley	49,914	Nil	Nil
Michael H. Halvorson	49,914	Nil	Nil
Steven J. Ristorcelli	49,914	Nil	Nil
George D. Elliott	49,914	Nil	Nil
Geoffrey Chater	72,014	Nil	Nil

Option-based Awards Exercised During the Year

The following table sets forth the particulars of option-based awards exercised during the Corporation’s last completed financial year by the directors.

Name	Securities Acquired on Exercise (#)	Exercise Price	Date of Exercise (m/d/y)	Aggregate Value Realized (1) ($)
Brian E. Bayley	75,000	$0.40	06/10/2010	$72,750
Michael H. Halvorson	75,000	$0.40	04/6/2010	$89,250
Steven J. Ristorcelli	50,000	$0.40	03/29/2010	$47,000
George D. Elliott	50,000 10,000	$0.69 $0.69	09/2/2010 10/1/2010	$49,500 $11,600
Geoffrey Chater	Nil	N/A	N/A	Nil

(1)

Calculated using the closing market price of the Common Shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of shares acquired.

Option-based Awards Granted During the Year

The following table sets forth the particulars of option-based awards granted during the Corporation’s last completed financial year to the directors.

Name	Date of Grant (m/d/y)	Number of Option-Based Awards Granted	Exercise Price	Expiry Date (m/d/y)
Brian E. Bayley	6/08/2010	75,000	$1.43	6/08/2010
Steven J. Ristorcelli	6/08/2010	75,000	$1.43	6/08/2010
George D. Elliott	6/08/2010	75,000	$1.43	6/08/2010
Geoffrey Chater	4/08/2010	100,000	$1.53	4/08/2015

Management Contracts

Pursuant to a management service agreement  dated January 1, 2009 between the Corporation and Seabord Services Corp. (“Seabord”) of Suite 300, 570 Granville Street, Vancouver, British Columbia, the Corporation paid $16,400 per month to Seabord in consideration of Seabord providing office, reception, secretarial, accounting and corporate records services to the Corporation, including the services of the CFO and Corporate Secretary.

Seabord is a private company wholly-owned by Michael D. Winn of Laguna Beach, California.

Description of Option Plan

The purpose of the Option Plan is to attract and motivate the directors, officers and employees of the Corporation (and any of its subsidiaries), employees of any management corporation and consultants to the Corporation (collectively the “Optionees”) and thereby advance the Corporation’s interests by providing them an opportunity to acquire an equity interest in the Corporation through the exercise of stock options granted to them under the Option Plan.

Pursuant to the Option Plan, the Board may grant options to Optionees in consideration of them providing their services to the Corporation or a subsidiary. The number of shares subject to each option is determined by the Board within the guidelines established by the Option Plan. The options enable the Optionees to purchase shares of the Corporation at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving the Corporation notice and payment of the exercise price for the number of shares to be acquired.

The Option Plan authorizes the Board to grant stock options to the Optionees on the following terms:

1.

The number of shares subject to issuance pursuant to outstanding options, in the aggregate, cannot exceed 10% of the Corporation’s issued shares.

2.

The number of shares subject to issuance upon the exercise of options granted under the Option Plan by one Optionee or all Optionees providing investor relations services is subject to the following limitations

(a)

no Optionee can be granted options during a 12 month period to purchase more than

(i)

5% of the issued shares of the Corporation unless disinterested shareholder approval has been obtained (such approval has not been sought), or

(ii)

2% of the issued shares of the Corporation, if the Optionee is a consultant, and

(b)

the aggregate number of shares subject to options held by all Optionees providing investor relations services cannot exceed 2% in the aggregate.

3.

Unless the Option Plan has been approved by disinterested shareholders (such approval has not been obtained), options granted under the Option Plan, together with all of the Corporation’s previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of its shares, shall not result, at any time, in

(a)

the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the shares outstanding at the time of granting,

(b)

the grant to insiders, within a one year period, of options to purchase that number of shares exceeding 10% of the outstanding shares, or

(c)

the issuance to any one insider and such insider’s associates, within a one year period, of shares totalling in excess of 5% of the outstanding shares.

4.

The exercise price of the options cannot be set at less than the greater of $0.10 per share and the closing trading price of the Corporation’s shares on the day before the granting of the stock options. If the Optionee is subject to the tax laws of the United States of America and owns (determined in accordance with such laws) greater than 10% of the Corporation’s shares, the exercise price shall be at least 110% of the price established as aforesaid.

5.

The options may be exercisable for up to ten years.

6.

There are not any vesting requirements unless the Optionee is a consultant providing investor relations services to the Corporation, in which case the options must vest over at least 12 months with no more than one-quarter vesting in any three month period. However, the Board may impose additional vesting requirements and, subject to obtaining any required approval from the Exchange, may authorize all unvested options to vest immediately. If there is a potential ‘change of control’ of the Corporation due to a take-over of the Corporation or a similar event, all unvested options, subject to obtaining any required approval from the Exchange, shall vest immediately.

7.

The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Corporation or any subsidiary or is an employee of the Corporation’s management corporation and within a period thereafter not exceeding the earlier of:

(a)

the original expiry date;

(b)

90 days after ceasing to be a director, officer or employee of, or consultant at the request of the Board or for the benefit of another director or officer to, the Corporation unless the Optionee is subject to the tax laws of the United States of America, in which case the option will terminate on the earlier of the 90th day and the third month after the Optionee ceased to be an officer or employee; and

(c)

if the Optionee dies, within one year from the Optionee’s death.

If the Optionee is terminated ‘for cause’, involuntarily removed or resigns (other than at the request of the Board or for the benefit of another director or officer) from any such positions, the option will terminate concurrently.

8.

The options are not assignable except to a wholly-owned holding company. If the option qualifies as an ‘incentive stock option’ under the United States Internal Revenue Code, the option is not assignable to a holding company.

9.

No financial assistance is available to Optionees under the Option Plan.

10.

Disinterested shareholder approval must be obtained prior to the reduction of the exercise price of options granted to insiders of the Corporation.

Any amendments to the Option Plan or outstanding stock options are subject to the approval of the Exchange and, if required by the Exchange, of the shareholders of the Corporation, possibly with only ‘disinterested shareholders’ being entitled to vote. The amendment to an outstanding stock option will also require the consent of the Optionee.

No options have been granted under the Option Plan which are subject to shareholder approval.

The Option Plan does not permit stock options to be transformed into stock appreciation rights.

Repricing of Stock Options

The Corporation did not make any downward repricing of stock options or stock appreciation rights during the year.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Policy 58-101 Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Corporation to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

The Board of Directors

The Board has responsibilities for the stewardship of the Corporation including responsibility for strategic planning, identification of the principal risks of the Corporation’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Corporation’s internal control and management information systems.

The Board sets long term goals and objectives for the Corporation and formulates the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Board delegates the responsibility for managing the day-to-day affairs of the Corporation to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business. The Board is responsible for protecting shareholders interests and ensuring that the incentives of the shareholders and of management are aligned.

As part of its ongoing review of business operations, the Board reviews, as frequently as required, the principal risks inherent in the Corporation’s business including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions, acquisitions and investments outside the ordinary course of business, long-term strategy, and organizational development plans. Management of the Corporation is authorized to act without Board approval, on all ordinary course matters relating to the Corporation’s business.

The Board also monitors the Corporation’s compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution.

The Board is responsible for selecting the President and appointment senior management and for monitoring their performance.

The Board considers that the following directors are “independent” in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the directors’ ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholding:  Brian E. Bayley, Geoffrey Chater, George D. Elliott and Steven J. Ristorcelli. The Board considers that William J. Pincus, the President and CEO of the Corporation, is not independent because he is a member of management.

Directorships

Certain of the directors are presently a director of one or more other reporting issuers, as follows:

Director	Other Issuer
William J. Pincus	Global Minerals Ltd.
Brian E. Bayley

Cypress Hills  Resource Corp.

Eurasian Minerals Inc.

Greystar Resources Ltd.

Kirkland Lake Gold Inc.

Kramer Capital Corp.

Nimin Energy Corp.

Sprott Resource Lending Corp.

Rocky Mountain Resources Corp.

Torque Energy Inc.

TransAtlantic Petroleum Corp.

Steven J. Ristorcelli	Miranda Gold Corp.
George D. Elliott	Gammon Gold Incorporated
Geoffrey Chater	Kiska Metals Corp. Bearing Resources Ltd.

Orientation and Continuing Education

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding their role as a member of the Board, its committees and its directors, and the nature and operation of the Corporation.

The first step is to assess a new director’s set of skills and professional background since each new director brings a different skill set and professional background. Once that assessment has been completed, the Board is able to determine what orientation to the nature and operations of the Corporation’s business will be necessary and relevant to each new director

The second step is taken by one or more existing directors, who may be assisted by the Corporation’s management, to provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

The Corporation has prepared a Board Policy Manual that provides a comprehensive introduction to the Board and its committees.

The Board takes the following measures to provide continuing education for its directors to maintain the skill and knowledge necessary for them to meet their obligations as directors:

(a)

the Board Policy Manual is reviewed on an annual basis and a revised copy will be given annually to each director; and

(b)

there is a technical presentation at Board meetings, focusing on either a particular property or a summary of various properties. The ‘question and answer’ portions of these presentations are a valuable learning resource for the non-technical directors.

Ethical Business Conduct

To comply with its legal mandate, the Board seeks to foster a culture of ethical conduct by striving to ensure the Corporation carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board

•

has adopted a written Code of Business Conduct and Ethics for its directors, officers, employees and consultants.

•

has established a Whistleblower Policy which details complaint procedures for financial concerns.

•

encourages management to consult with legal and financial advisors to ensure the Corporation is meeting those requirements.

•

is cognizant of the Corporation’s timely disclosure obligations and reviews material disclosure documents such as financial statements, Management’s Discussion & Analysis (“MD&A”) and press releases prior to distribution.

•

relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Corporation’s external auditor.

•

actively monitors the Corporation’s compliance with the Board’s directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

The Board must also comply with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments, to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or Executive Officer has a material interest.

Nomination of Directors

To identify new candidates for nomination for election as directors, the Board considers the advice and input of the Corporate Governance Committee, the members of which are listed under “Particulars of Matters to be Acted Upon – 4. Election of Directors” and which is composed entirely of independent directors, regarding:

(a)

the appropriate size of the Board, the necessary competencies and skills of the Board as a whole and the competencies and skills of each director individually; and

(b)

the identification and recommendation of new individuals qualified to become new Board members. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve.

Other Board Committees

In addition to the Audit Committee, described in the next section, the Board has established a Compensation Committee, and a Corporate Governance Committee.

Committees of the Board are composed of independent directors. See “Particulars of Matters to be Acted Upon - 4. Election of Directors” for the members of the Board committees. The functions of these committees are described below.

Compensation Committee: The Compensation Committee is responsible for the review of all compensation (including stock options) paid by the Corporation to the Board, senior management and employees of the Corporation and any subsidiaries, to report to the Board on the results of those reviews and to make recommendations to the Board for adjustments to such compensation. The Committee is composed of independent directors.

Corporate Governance Committee: The Corporate Governance Committee is responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Corporation and the Board and monitoring whether they comply with such procedures. The Committee is composed of independent directors.

Assessments

The Board has not, as yet, adopted any formal procedures for regularly assessing the effectiveness of the Board, its Committees or individual directors with respect to their effectiveness and contributions.  Nevertheless, their effectiveness is subjectively measured on an ongoing basis by each director based on their assessment of the performance of the Board, its committees or the individual directors compared to their expectation of performance.  In doing so, the contributions of an individual director are informally monitored by the other Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian securities administrators requires the Corporation’s audit committee to meet certain requirements. It also requires the Corporation to disclose in this Circular certain information regarding the audit committee. That information is disclosed below.

Overview

The Audit Committee of the Board is principally responsible for

•

recommending to the Board the external auditor to be nominated for election by the Corporation’s shareholders at each annual general meeting and negotiating the compensation of such external auditor.

•

overseeing the work of the external auditor.

•

reviewing the Corporation’s annual and interim financial statements, MD&A and press releases regarding earnings before they are reviewed and approved by the Board and publicly disseminated by the Corporation.

•

reviewing the Corporation’s financial reporting procedures and internal controls to ensure adequate procedures are in place for the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

The Audit Committee’s Charter

The Board has adopted a Charter for the Audit Committee which sets out the Committee’s mandate, organization, powers and responsibilities. The complete Charter is attached as a schedule to this Circular.

Composition of the Audit Committee

The Audit Committee consists of three directors. Unless it is a ‘Venture Issuer’ as of the end of its last financial year, NI 52-110 requires each of the members of the Committee to be independent and financially literate. Since the Corporation is a ‘Venture Issuer’ (its securities are listed on the TSX-V, but are not listed or quoted on any other exchange or market) it is exempt from this requirement. In addition, the Corporation’s governing corporate legislation requires the Corporation to have an Audit Committee composed of a minimum of three directors, a majority of whom are not officers or employees of the Corporation. The Audit Committee complies with this requirement as all of its members are independent.

The following table sets out the names of the members of the Audit Committee and whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Brian E. Bayley	Yes	Yes
Steven Ristorcelli	Yes	Yes
George D. Elliott	Yes	Yes

(1)

To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Corporation. A material relationship is a relationship which could, in the view of the Board reasonably interfere with the exercise of a member’s independent judgment.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.

an understanding of the accounting principles used by the Corporation to prepare its financial statements;

2.

the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.

an understanding of internal controls and procedures for financial reporting,

are as follows:

Name of Member	Education	Experience
Brian E. Bayley	B.A. (Hon) – 1977 University of Victoria Victoria, BC M.B.A – 1979 Queen’s University Kingston, ON

Mr. Bayley is currently a director and Resource Lending Advisor for Sprott Resource Lending Corp. (formerly Quest Capital Corp.), a TSX Exchange and NYSE Amex listed resource lending corporation. Prior thereto, Mr. Bayley also held the following positions with Quest Capital Corp.:  President and CEO from May 2009 to September 2010; Co-Chairman from January 2008 to May 2009; President from July 2003 to January 2008; and Chief Executive Officer from July 2003 to May 2008.  Mr. Bayley has been the President and a director of Ionic Management Corp., a private management company, since December 1996.  He has also served as a director and/or officer of numerous other public companies.

Steven J. Ristorcelli	B.S. – 1977 Colorado State University Fort Collins, CO M.Sc. – 1980 University of New Mexico Albuquerque, NM

Director and officer of two publicly traded companies (1995 – present), and investor in numerous publicly traded companies during which time and as a result of such investments has reviewed and analyzed financial statements.

George D. Elliott	B.A. (Hon) – 1964 McGill University Montreal, QC LL.B – 1967 Osgoode Hall, York University Toronto, ON	Director and officer of numerous publicly traded companies as well as being a member of several audit committees which included working closely with corporate auditors.

Complaints

The Audit Committee has established a “Whistleblower Policy” which outlines procedures for the confidential, anonymous submission by employees regarding the Corporation’s accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled “To be opened by the Audit Committee only.”  Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Corporation will be forwarded promptly and unopened to the Chairman of the Audit Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The “Whistleblower Policy” is reviewed by the Audit Committee on an annual basis.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Exemptions in NI 52-110 regarding

De Minimis Non-audit Services or on a Regulatory Order Generally

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by the Corporation’s auditor from the requirement to be pre-approved by the audit committee if such services are less than 5% of the auditor’s annual fees charged to the Corporation, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the audit committee prior to the completion of that year’s audit) or an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B “Powers and Responsibilities – Performance & Completion by Auditor of its Work” of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
December 31, 2010	$30,000	0	0	0
December 31, 2009	$29,700	0	$5,400	0

(1)

The aggregate fees billed by the Corporation’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Corporation’s auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3)

The aggregate fees billed for professional services rendered by the Corporation’s auditor for tax compliance, tax advice, and tax planning. These services involved the preparation of the Corporation’s corporate tax returns.

(4)

The aggregate fees billed for professional services other than those listed in the other three columns.

Reliance on Exemptions in NI 52-110 regarding

Audit Committee Composition & Reporting Obligations

Since the Corporation is a Venture Issuer, it relies on the exemption contained in section 6.1 of NI 52-110 from the requirements of Part 3 Composition of the Audit Committee (as described in ‘Composition of the Audit Committee’ above) and Part 5 Reporting Obligations of NI 52-110 (which requires certain prescribed disclosure about the Audit Committee in the Corporation’s Annual Information Form, if any, and this Circular).

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No individual who is or who at any time during the last financial year was a director or Executive Officer or employee of the Corporation, a proposed nominee for election as a director of the Corporation or an associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year has been, indebted to the Corporation or any of its subsidiaries and no indebtedness of any such individual to another entity is, or has at any time since the beginning of such year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE

UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at the end of the Corporation’s last completed financial year, information regarding outstanding options, warrants and rights (other than those granted pro rata to all shareholders) granted by the Corporation under its equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of shares issuable upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for issuance under equity compensation plans (2)
Equity compensation plans approved by shareholders	$3,783,500	$1.38	1,893,000
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	$3,783,500	$1.38	1,893,000

(1)

Assuming outstanding options, warrants and rights are fully vested.

(2)

Excluding the number of shares issuable upon exercise of outstanding options, warrants and rights shown in the second column.

INTEREST OF CERTAIN PERSONS

AND COMPANIES IN MATTERS TO BE ACTED UPON

Other than disclosed in this Circular, the Corporation is not aware of any material interest of any director or nominee for director, or Executive Officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors except for the current and future directors and Executive Officers of the Corporation and its subsidiaries, if any, inasmuch as, in the following year, they may be granted options to purchase shares of the Corporation pursuant to the Option Plan, approval of which will be sought at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein and the Corporation’s Management’s Discussion & Analysis for the last financial year, a copy of which is filed on SEDAR at www.sedar.com and which, upon request, the Corporation will promptly provide free of charge (see ‘Additional Information’ below), there are no material interests, direct or indirect, of current directors, Executive Officers, any persons nominated for election as directors, or any shareholder who beneficially owns, directly or indirectly, more than 10 percent of the outstanding Common Shares, or any know associates or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1. Audit Report, Financial Statements & Management Discussion & Analysis

The Board has approved the financial statements of the Corporation, the auditor's report thereon, and the Management’s Discussion & Analysis for the year ended December 31, 2010, all of which will be tabled at the Meeting. No approval or other action needs to be taken at the Meeting in respect of these documents.

2. Appointment and Remuneration of Auditor

The firm of DeVisser Gray LLP, Chartered Accountants, of Suite 401, 905 West Pender Street, Vancouver, British Columbia, is currently the Auditor of the Corporation. Unless otherwise directed, it is the intention of the Management Designees to vote the Proxies in favour of an ordinary resolution to appoint the firm of DeVisser Gray LLP, Chartered Accountants, as the Auditor. The ordinary resolution also authorizes the Board to approve the compensation of the Auditor.

3. Set Number of Directors to be Elected

Shareholders of the Corporation will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution setting the number of directors to be elected at the Meeting.

At the Meeting, it will be proposed that four (4) directors be elected to hold office until the next annual general meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution setting the number of directors to be elected at four (4).

4. Election of Directors

The Corporation currently has five (5) directors. Mr. Chater is not standing for re-election, and as such four (4) directors are being nominated for election. The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee's province or state and country of residence, principal occupation at the present and during the preceding five years (unless shown in a previous management information circular), the period during which the nominee has served as a director, and the number of Common Shares of the Corporation that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Record Date.

Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote for the election of the persons named in the following table to the Board. Management does not contemplate that any of such nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of shareholders or until their successor is duly elected, unless their office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the corporate law to which the Corporation is subject.

Name and Province or State & Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation and Positions Held During the Past Five Years	Number of Common Shares (4)
William J. Pincus CO, USA	President, CEO & Director September 30, 2002	President and Chief Executive Officer of the Corporation.	1,186,568
Brian E. Bayley (1) (2) (3) BC, Canada	Director December 14, 1999	President and a director of Ionic Management Corp. (private management company) since December 1996. Currently a director and Resource Lending Advisor of Sprott Resource Lending Corp. (formerly Quest Capital Corp.), a TSX Exchange and NYSE Amex listed resource lending corporation. Director and officer of public resource companies.	325,000
Steven J. Ristorcelli (1) (2) NV, USA	Director June 2, 2005	Principal Geologist for Mine Development Associates (private geological and mining consulting firm).	142,000
George D. Elliott (1) (3) ON, Canada	Director August 29, 2008	Independent director of various public companies.	5,000

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.  The third Member, Mr. Chater is not standing for re-election.

(3)

Member of the Corporate Governance Committee. The third Member, Mr. Chater, is not standing for re-election.

(4)

Number of common shares of the Corporation beneficially owned directly or indirectly as at May 4, 2011. No director, together with the director’s associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Corporation’s shares.

(5)

None of the proposed directors is to be elected under any arrangement or understanding between the proposed director and the Corporation or a third party (other than the directors and executive officers of the Corporation acting in that capacity).

Pursuant to the provisions of the Business Corporations Act (British Columbia) the Corporation is required to have an Audit Committee whose members are indicated above. The Corporation does not have an Executive Committee.

No proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued

(i)

while the proposed director was acting as a director, chief executive officer or chief financial officer of that company, or

(ii)

after the proposed director ceased to be a director, chief executive officer or chief financial officer of that company but resulted from an event that occurred while acting in such capacity;

(b)

is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that while acting in that capacity or within a year of ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

(d)

has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(e)

has been subject to, at any time, any penalties or sanctions imposed by

(i)

a court relating to securities legislation or a securities regulatory authority, or

(ii)

a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director,

other than as described below:

1.

Etrion Corporation (formerly Petrofalcon Corporation; Toronto Stock Exchange (“TSX”) listed; Brian E. Bayley – director from November 28, 2001 to June 17, 2008) and Quest Ventures Ltd. (private company; Brian E. Bayley – director and officer from January 1997 to January 2005). On February 27, 2002, the British Columbia Securities Commission issued an order regarding a private placement of securities of Etrion to Quest Ventures Ltd. which prevented the use of certain exemptions in the Securities Act (British Columbia) until Etrion’s shareholders approved the placement. Shareholder approval was received on May 23, 2002 and the Commission reinstated the exemptions for both Etrion and Quest shortly thereafter.

2.

Esperanza Silver Corp. (TSX-V listed; Brian Bayley – director since December 14, 1999 and William Pincus – the President, CEO and a director since September 30, 2002). In early 2003, the Corporation’s directors and officers became aware it was subject to outstanding cease trade orders in each of Alberta (issued on September 17, 1998) and Québec (issued on August 12, 1997) arising from the failure of previous management to file financial statements and pay filing fees. The financial statements and filing fees were subsequently filed and paid. The orders were rescinded in Québec on May 16, 2003 and in Alberta on August 1, 2003.

3.

American Natural Energy Corp. (TSX-V listed; Brian Bayley – director since June 1, 2001). In June 2003, each of the Québec, British Columbia and Manitoba Securities Commissions issued a cease trade order for its failure to comply with the financial statement filing requirements. The financial statements and filing fees were subsequently filed and the orders were rescinded in August 2003.

In July 2007, the Québec and British Columbia Securities Commissions, in August 2007, the Ontario Securities Commission and March, 2008, the Manitoba Securities Commission each issued a cease trade order for its failure to file financial statements and MD&A within the prescribed times. The orders were rescinded on October 29, 2008 when it filed the financial statements and paid the filing fees.

5. Ratification of Stock Option Plan

The Board has established the Option Plan as described under ‘Executive Compensation – Description of Stock Option Plan’.

The policies of the TSX-V require stock option plans which reserve for issuance up to 10% (instead of a fixed number) of a listed corporation’s shares be approved annually by its shareholders. That approval is being sought at the Meeting by way of an ordinary resolution. The persons named in the accompanying Proxy intend to vote in favour of this proposed resolution.

Following approval of the Option Plan by the shareholders, any options granted pursuant to the Option Plan will not require further shareholder or Exchange approval unless the exercise price is reduced or the expiry date is extended for an option held by an insider of the Corporation.

Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution approving the Option Plan.

6. Sale of Interest in San Luis Project, Peru

Formation of Peruvian Strategic Alliance and San Luis Joint Venture

In March 2005, Esperanza and Silver Standard formed a strategic alliance or joint venture for the purpose of acquiring, exploring and, if warranted, developing silver properties in Peru. Any properties acquired from their activities became subject to a separate 50:50 joint venture. Silver Standard had the right to increase its interest to 55% in each of such joint venture properties by funding further exploration of the property, to 70% by funding an independent feasibility study of the property and to 80% by putting the property into commercial production.

This strategic alliance led to Esperanza and Silver Standard forming, in September 2005, a new 50:50 joint venture (the “Joint Venture”) for the further exploration and, if warranted, development of the San Luis property (the “San Luis Project”) in the Ancash District of northern Peru. On October 31, 2006, Silver Standard increased its interest in the Joint Venture to 55%, and on May 10, 2010 Silver Standard announced it had further increased its interest to 70%.

About Silver Standard

Silver Standard is a public company, the shares of which are listed on the Toronto Stock Exchange and NASDAQ Stock Market. Its head office is located in Vancouver, British Columbia. Robert Quartermain, a former President and CEO of Silver Standard, was a director of Esperanza from September 30, 2002 to May 18, 2005. Joseph Ovsenek, a former Senior Vice President, Corporate Development, of Silver Standard, was a director of Esperanza from June 2, 2005 to February 8, 2008.

Since February 8, 2008 there have been no common directors or officers between Esperanza and Silver Standard. Furthermore, following the expiry of their strategic alliance in Peru and until they signed the Letter Agreement described below, the only contractual relationship between Esperanza and Silver Standard has been the Joint Venture.

Silver Standard holds 6,459,600 Common Shares (the “Subject Shares”), representing 11.8% of the outstanding Common Shares, which it acquired as follows:

•

1,860,000 Common Shares in a private purchase from a shareholder on June 25, 2003;

•

300,000 Common Shares in a private placement on December 1, 2004;

•

3,150,000 Common Shares in a purchase made on the TSX-V on August 31, 2005;

•

150,000 Common Shares on December 8, 2006 from the exercise of warrants acquired in the private placement of December 1, 2004; and

•

999,600 Common Shares in a private placement on February 8, 2007.

As a result of such ownership, Silver Standard is both an “insider” of and a “related party” to Esperanza under Canadian securities laws, MI 61-101 and TSX-V policies.

San Luis Project

A feasibility study (the “Feasibility Study”) of the San Luis Project has been prepared for the Joint Venture. Upon completion of the Feasibility Study, a technical report (the “Technical Report”) was also prepared in the form prescribed by National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”). The Technical Report, entitled Technical Report for the San Luis Feasibility Study and dated effective June 4, 2010, is filed on SEDAR. The following is summarized from the Technical Report.

Summary

The Feasibility Study estimates an internal rate of return of 26.5% and a net present value, discounted at 5%, of US$ 39.2 million using base case prices of US$ 800/ounce gold and US$ 12.50/ounce silver. At prices of US$ 1170/ounce for gold and US$ 18.50/ounce for silver, the rate of return is 58.0% and the net present value is US$ 109 million.

Capital expenditures are estimated to be US$ 90.4 million (+/- 15%) for a 400 tonne/day underground mine with annual production of 78,000 ounces of gold and 1.86 million ounces of silver over its 3½ year mine life.

Resources and Reserves

Resource and reserve grades were derived from a geologic block model provided by Resource Evaluation Inc. and Resource Modeling Inc. in 2009. The block model resource estimate used a cut-off grade of 6 grams per tonne (“g/t”) gold-equivalent based on a 65:1 gold-silver ratio and metals prices of US$ 600/troy ounce gold and US$ 9.25/troy ounce silver. Metallurgical recoveries and net smelter returns were assumed to be 100%.

In this resource estimate, measured and indicated resources totalled 484,000 tonnes grading 22.4 grams of gold and 578.1 grams of silver per tonne containing 348,100 ounces of gold and 9,003,300 ounces of silver. See Esperanza’s news release dated December 2, 2008 and Updated Mineral Resource Estimate dated January 21, 2009, both of which are filed on SEDAR.

The following table summarizes the mineral reserves within the block model resource estimate used in the Feasibility Study.

San Luis Project Mineral Reserve Summary – June 2010 (1)

Material	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (Ounces)	Contained Silver (Ounces)
Proven	56,279	28.26	604.45	51,136	1,093,690
Probable	447,034	16.65	426.21	239,348	6,125,745
Total	503,313	17.95	446.14	290,484	7,219,435

(1)

Amounts presented on 100% basis and based on cut-off grade of 6.9 grams gold equivalent per tonne.

The mineral reserves were estimated using metal prices of US$ 800/ounce gold and US$ 12.50/ounce silver, metallurgical recoveries of 94.0% for gold and 90.0% for silver and an operating cost of US$ 160.83 per tonne of ore processed to determine a breakeven cut-off grade for reserves of 6.9 g/t gold-equivalent.

The mineral reserves were determined in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum guidelines and only measured and indicated resources as defined in NI 43-101 were used to calculate the proven and probable mineral reserve.

Operating and Financial Summaries

The operating cost for the San Luis Project is estimated in the Feasibility Study at US$ 160.83/tonne of ore processed. The following table summarizes the breakdown of operating costs:

Estimated Annual Operating Cost Summary – June 2010

	Average Cost (in US$)	Unit Cost (in US$/tonne Ore)
Mine	8,613,713	59.00
Process	8,222,281	56.32
General & Administration	6,644,496	45.51
Total	23,480,490	160.83

The base case financial summary assumes recovered gold production of 270,031 ounces and silver production of 6,454,810 ounces over the life of the mine:

Base Case Financial Summary – June 2010

(in US$)

Base case gold price	$800/ounce
Base case silver price	$12.50/ounce
Internal rate of return	26.5%
Net present value – 0%	$57.5 million
5% discount	$39.2 million
10% discount	$25.6 million

Sensitivities – June 2010

	Gold price (US$/oz.)	Silver Price (US$/oz.)	Internal Rate of Return (%)	Net Present Value (US$ in millions, 5% discount)
Base Case	800	12.50	26.5	39.2 million
3-year Average	955	14.76	40.2	68.2 million
Spot	1,170	18.50	58.0	109.1 million

Qualified Persons

William J. Pincus, CPG and President of Esperanza, is the qualified person responsible for the foregoing disclosure.

The Qualified Persons for the Technical Report are:

•

Steve L. Milne, Milne & Associates, Inc., Tucson, Arizona – mineral reserves and review of mine design, planning and costs and mineral resource estimations;

•

Michael J. Lechner, P. Geo, Resource Modeling Incorporated, Tucson, Arizona, and Donald Earnest, Resource Evaluation Inc., Tucson, Arizona – block model resource estimate and drilling validation;

•

Clinton Strachan, P.E., MWH Americas, Inc., Fort Collins, Colorado – tailings storage facility and water collection facilities design;

•

R. Michael Robb, P.E., RR Engineering, Albuquerque, New Mexico – overall study coordination, review, coordination and financial models; and

•

Christopher E. Kaye, MAUSIMM, Mine & Quarry Engineering Services Inc., San Mateo, California – mill and infrastructure.

Agreement to Sell Esperanza’s Interest in San Luis Project to Silver Standard

In 2009 the parties held preliminary discussions regarding the purchase by Silver Standard of Esperanza’s minority interest in the San Luis Project (the “San Luis Minority Interest”). Silver Standard has a right of first refusal (the “San Luis ROFR”) to purchase the San Luis Minority Interest from Esperanza and the Board believes that Silver Standard, as the majority owner, is the only logical and willing buyer for the San Luis Minority Interest.

On February 28, 2011, Esperanza and Silver Standard entered into a letter agreement (the “Letter Agreement”) pursuant to which Silver Standard agreed to purchase the San Luis Minority Interest from Esperanza for:

•

A payment of C$ 17 million;

•

A 1% net smelter return royalty; and

•

The surrender of the Subject Shares to Esperanza.

Esperanza intends to cancel the Subject Shares upon receipt, thereby increasing the percentage ownership in Esperanza of all the other holders of Common Shares.

Prior to the announcement of the Letter Agreement on March 1, 2011, the last closing price for the Common Shares was $1.76 per Common Share and the 20 day average of the closing prices was $1.92 per Common Share.

The purchase and sale of the San Luis Minority Interest was agreed to following arm’s length negotiations. Negotiations were carried out by Esperanza with the assistance of a financial advisor and both Silver Standard and Esperanza were represented by independent legal counsel.

Completion of the sale of the San Luis Minority Interest is subject to Esperanza obtaining minority shareholder approval (as described below under “Requirement for Minority Shareholder Approval”), execution of a definitive asset purchase agreement in respect of the San Luis Minority Interest (the “Formal Agreement”) which will supersede the Letter Agreement and customary releases, consents, authorizations, orders and registrations.

The surrender by Silver Standard of the Subject Shares to Esperanza will constitute an “issuer bid” (that is, a bid by an issuer for its own securities) under Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids (“MI 62-104”) of the Canadian Securities Administrators. Pursuant to the Letter Agreement, Esperanza has applied to the British Columbia Securities Commission for an exemption from the requirements of MI 62-104 to offer to acquire Common Shares from all of its shareholders on the same terms as it is acquiring the Subject Shares from Silver Standard (the “Issuer Bid Relief”). Should Esperanza not obtain the Issuer Bid Relief by the closing date of the sale of the San Luis Minority Interest, it will be unable to re-acquire the Subject Shares from Silver Standard. In that event, Silver Standard will be required, for a one year after the closing date of the sale of the San Luis Minority Interest and upon the written instructions of Esperanza, to sell through the TSX-V or by way of private placement as directed by Esperanza such of the Subject Shares as it may legally sell. Silver Standard must deliver the net proceeds from such sales to Esperanza. As soon as practicable after the first anniversary of the closing of the sale of the San Luis Minority Interest, Silver Standard  must sell through the TSX-V any remaining Subject Shares and deliver to Esperanza the net proceeds thereof.

The Formal Agreement will contain representations, warranties, covenants and indemnities customarily found in a transaction of this nature, including an indemnification from Esperanza to Silver Standard in respect of any Peruvian tax liability that results from this transaction  and accrues to the Peruvian company (which holds the San Luis Minority Interest) being sold to Silver Standard. The Formal Agreement may also contain provisions for a portion of the purchase price for the San Luis Minority Interest to be escrowed and security to be granted to Silver Standard in respect of Esperanza’s obligation under such indemnification. The Formal Agreement will provide that it may be terminated at any time prior to closing by mutual consent of Esperanza and Silver Standard, if one or more closing conditions are not satisfied or waived by the closing time, or by written notice from either party if the sale of the San Luis Minority Interest has not occurred by a date to be determined.

Tax Consequences from the Sale of the San Luis Minority Interest

Esperanza believes, based on the existence of a tax treaty between Canada and Peru and the advice of its advisors on the interpretation of such treaty, that the sale of the San Luis Minority Interest will not result in any material Peruvian tax liability to the Peruvian holding company. There is, however, a risk that Peruvian tax authorities might interpret the tax treaty such that the Peruvian holding company is liable to pay up to approximately $9 million in Peruvian taxes on the sale of the San Luis Minority Interest. In addition, other Peruvian taxes may be payable by Esperanza and the Peruvian holding company in order to complete the transaction, which are not expected by Esperanza to be material. As noted above, Esperanza will agree to indemnify Silver Standard for any and all costs relating to liability for such Peruvian taxes.

Esperanza understands that it will not incur any tax consequences from the sale of the San Luis Minority Interest as any gain will be offset by existing tax losses.

Expenses Expected to be Incurred from the Sale of the San Luis Minority Interest

Esperanza anticipates incurring expenses in connection with the sale of the San Luis Minority Interest approximately as follows:

Legal	$50,000
Accounting and Tax	15,000
Advisory	300,000
Meeting	15,000
Miscellaneous	10,000
Total	$ 390,000

Requirement for Minority Shareholder Approval

The purchase and sale of the San Luis Minority Interest, and the purchase and sale of the Subject Shares forming a part thereof, are related party transactions for Esperanza under MI 61-101 and TSX-V policy. Pursuant to MI 61-101 and TSX-V policy, Esperanza must obtain approval of the transaction from its minority (that is, disinterested) shareholders. Accordingly, Silver Standard and its affiliates are unable to vote on the transactions. Esperanza believes this excludes a total of 6,459,600 votes held by Silver Standard from the eligible votes that may be cast at the Meeting.

Shareholders do not have, in connection with the sale of the San Luis Minority Interest, any rights of dissent or similar rights whereby Esperanza would be required to obtain an appraisal of the value of their Common Shares or re-purchase such Common Shares.

Benefits to Esperanza from the Sale of the San Luis Minority Interest

The Board consists of three geologists with approximately 70 years of experience among them, a senior lawyer with approximately 15 years of public mining company experience and a senior public company executive with approximately 15 years of public mining company experience. The Board met on February 24, 2011 to review the proposed sale of the San Luis Minority Interest and the terms of the Letter Agreement. The Board considered, among other things, the percentage ownership of the San Luis Project held by Esperanza, the three components of the purchase price to be received for the San Luis Minority Interest and the regulatory issues that would need to be addressed to complete the sale. Following due consideration by the Board, the sale and its terms were unanimously authorized and approved.

Esperanza has only received one previous bona fide offer for its interest in the Project. In November, 2010 Silver Standard offered to purchase the San Luis Minority Interest for US$ 20 million (in a combination of cash, the Subject Shares and common shares of Silver Standard) and a 1.5% net smelter royalty. After due consideration by the Board, Esperanza rejected the proposal.

The Board believes that the San Luis ROFR and Silver Standard’s majority ownership of the San Luis Project makes Silver Standard the only logical and willing buyer of the San Luis Minority Interest. Further, the Board believes that Silver Standard was not able to negotiate any better price for the San Luis Minority Interest than any other party would have been able to negotiate. Notwithstanding the San Luis ROFR and that Silver Standard is a related party and insider of Esperanza, their relationship is, for all intents and purposes, arm’s length. Silver Standard does not have any representatives on the Board and does not exert any management influence over Esperanza.

The purpose of the sale of the San Luis Minority Interest is not to benefit or prefer Silver Standard as a buyer of the San Luis Minority Interest to the detriment of Esperanza, its shareholders or other potential buyers. Furthermore, its purpose is not to prefer Silver Standard as a seller of the Subject Shares to the exclusion of Esperanza’s other shareholders.

Due to the structure of the proposed transaction, Esperanza`s shareholders, other than Silver Standard, will not have the opportunity to sell their Common Shares to Esperanza. However, the Board believes the market for Common Shares on the TSX-V is liquid and meets the test of a “liquid market” in MI 62-104, and that other shareholders will, therefore, be able to sell their Common Shares into the market.

Esperanza has not received nor carried out a formal valuation of the San Luis Minority Interest in the past 24 months. MI 61-101 exempts issuers from the requirement to obtain a valuation if their shares are listed on the TSX-V and, since the Common Shares trade on the TSX-V, Esperanza is not required to obtain a formal valuation of the San Luis Minority Interest. Nevertheless, in light of the qualifications of the members of the Board, it believes that it is suitably equipped to assess the terms of the proposed transaction with Silver Standard.

The Board believes that (i) the sale of the San Luis Minority Interest and acquisition of the Subject Shares is in the best interests of Esperanza and its shareholders, (ii) neither the sale of the San Luis Minority Interest nor the acquisition of the Subject Shares will adversely affect the financial position of Esperanza, and (iii) the consideration being paid by Silver Standard for the San Luis Minority Interest is fair and reasonable and represents the fair market value of such interest.

The Board also believes that Silver Standard does not have any undisclosed material information in respect of Esperanza or the San Luis Project. Esperanza does not have any undisclosed material information in respect of the San Luis Project or Silver Standard.

Accordingly, the Board unanimously recommends that Esperanza’s shareholders vote in favour of the ordinary resolution approving the sale of the San Luis Minority Interest to Silver Standard . Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of such resolution.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada by mail, telecopier (1-604-688-1157), telephone (1-604-685-2242) or e-mail (kcasswell@explgp.com) to request copies of any document referred to in this Circular, which will be provided free of charge.

Financial information for the Corporation’s most recently completed financial year is provided in its comparative financial statements and MD&A which are filed on SEDAR.

APPROVAL OF THIS INFORMATION CIRCULAR

This Circular and its delivery to Proxyholders has been approved and authorized by the Board. No director has informed the Board that it opposes the sale of the San Luis Minority Interest to Silver Standard.

DATED this 6th day of May, 2011

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) KIM C. CASSWELL

Secretary

CHARTER

FOR

THE AUDIT COMMITTEE

OF

THE BOARD OF DIRECTORS

OF

ESPERANZA RESOURCES CORP.

I.

MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Esperanza Resources Corp. (the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.

The quality and integrity of the Company’s financial statements and other financial information;

2.

The compliance of such statements and information with legal and regulatory requirements;

3.

The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and

4.

The performance of the Company’s internal accounting procedures and Auditor.

II.

STRUCTURE AND OPERATIONS

A.

Composition

The Committee shall be comprised of three or more independent members.

B.

Qualifications

Each member of the Committee must be a member of the Board.

A majority of the members of the Committee shall not be officers or employees of the Company or of an affiliate of the Company.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

C.

Appointment and Removal

In accordance with the By-Laws of the Company, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.

Chair

Unless the Board shall select a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for and chair all meetings of the Committee.

E.

Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.

Meetings

The Committee shall meet at least once in each fiscal year, or more frequently as circumstances dictate. The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately. In addition, the Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with Section III of this Charter.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III.

DUTIES

A.

Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board.

B.

Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1).

Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company, consistent with Independence Standards Board Standard 1.

2).

Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3).

Require the Auditor to report directly to the Committee.

4).

Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5).

Be directly responsible for the oversight of the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

6).

Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-election by the Company’s shareholders of the existing, Auditor.

7).

Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor unless such non-audit services:

(a)

which are not pre-approved, are reasonably expected not to constitute, in the aggregate, more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the non-audit services are provided;

(b)

were not recognized by the Company at the time of the engagement to be non-audit services; and

(c)

are promptly brought to the attention of the Committee by Management and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Internal Financial Controls & Operations of the Company

8).

Establish procedures for:

(a)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Preparation of Financial Statements

9).

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

10).

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

11).

Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

12).

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

13).

Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

(i)

The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor or management.

(ii)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

14).

Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A), annual information form, and management information circular before the Board approves and the Company publicly discloses this information.

15).

Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

16).

Review any disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Manner of Carrying Out its Mandate

17).

Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

18).

Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

19).

Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other consultants to advise the Committee advisors.

20).

Meet, to the extent it deems necessary or appropriate, with management and the Auditor in separate executive sessions at least quarterly.

21).

Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other consultants to advise the Committee advisors.

22).

Make regular reports to the Board.

23).

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

24).

Annually review the Committee’s own performance.

25).

Provide an open avenue of communication among the Auditor and the Board.

26).

Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, non-audit services to be provided by the Auditor.

F.

Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

Approved by the Board of Directors: April 16, 2008